Exhibit 99.2

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of December 31, 2023 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation (“Sigma”, “Sigma Lithium” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three-month period ended December 31, 2023 and for the year then ended. This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2023 and 2022 together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted.

The Company’s financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Unless inconsistent with the context, references in this MD&A to the “Company” or “Sigma” are references to the Company and its subsidiaries.

The Company’s registered office is Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. The Company’s common shares (“Common Shares”) trade under the symbol “SGML” in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”). Additionally, Brazilian Depositary Receipts (“BDRs”) trade under the symbol “S2GM34” in Brazil on the B3 exchange.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithium.ca, at www.sedarplus.ca (SEDAR) and at www.sec.gov (EDGAR). The information included on the website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended Technical Report (the “Technical Report”), issued March 21, 2024, which was prepared for Sigma Lithium by the following qualified persons: Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O’Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

Additionally, the Company is announcing that it has filed an update to the Mineral Resource Estimate section of its technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” confirming the mineral resource estimate revisions as published by the Company on January 31, 2024.

The figures in this MD&A are presented in Canadian dollars and are referred herein as “$”, “C$” or “CAD”.

Readers should refer to and carefully consider the sections below titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

OUR BUSINESS

Sigma is a commercial producer of high purity, environmentally conscious, lithium concentrate. The Company’s existing Phase 1 operations and planned tripling of capacity through Phase 2 and 3 expansions represent one of the largest hard rock lithium mining and beneficiation complexes in the world. Our assets are located in the municipalities of Araçuaí́ and Itinga in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of the operating assets indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), with the Project area comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations, applications for mineral exploration authorizations) spread over 185 km2, located within the broader 19,000-hectare land package held by Sigma Brazil (containing the Grota do Cirilo, Sao Jose, Genipapo and Santa Clara properties).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Sigma’s operations are vertically integrated, with the Company’s mines supplying spodumene bearing material to its lithium production and processing plant (the “Greentech Plant”). The Greentech Plant is designed and operated to produce a 5.1% to 6.0% high purity lithium concentrate (“Green Lithium”), engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”), in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process. The Greentech Plant was built after the completion of engineering to the level of Front-End Loading Level 3 (“FEL-3”) stage precision and extensive testing at the Company’s on-site demonstration pilot plant, which had been in operation since late 2018 and ceased operations upon commissioning of the Company’s Phase 1 Greentech Plant.

Sigma is taking a phased approach to its operations, with production at its Phase 1 Greentech Plant and associated mine which began operations in April 2023. At 270,000 tonnes per annum of 5.5% spodumene concentrate production capacity, we believe Phase 1 has positioned the Company as a globally relevant, Tier 1, concentrate producer. The Company plans to expand its production footprint through the buildout of Phase 2 and ultimately Phase 3 Greentech Plants, which is expected to nearly triple production from current levels. The existing shared infrastructure built with the Phase 1 Greentech Plant is expected to support these two additional production lines, with each of the phases designed to follow a similar workstream as demonstrated at Phase 1.

Phase 1 of Greentech Plant also produces a low-grade, high-purity, zero-chemical, hypofine by-product (“Green By-Products”) at approximately 1.3% lithium oxide (“Li2O”), which can be sold to strengthen Sigma’s ESG-centric approach to pioneer a “zero tailings” environmental sustainability strategy, minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream to the Company.

As the Company’s mission statement has been guided by adhering to the highest level of environmental, social and governance (“ESG”) practices since inception in 2012, the Company has developed in a sustainable way. Additionally, the Company is focused on social programs promoting sustainable development, inclusion (including on the Company’s Board of Directors (the “Board”)), and upskilling local people in the region where we operate. As a result, the Company has committed to the strategies outlined in Table 1 below, to advance the development of its operations in a responsible and sustainable way. The Company is proud to report that it has successfully delivered on its “net zero carbon” program through the purchase of carbon credit “in-setting”, achieving “quintuple zero” production from the onset. Over the longer term, Sigma plans to build upon its ESG commitments through more innovative programs including increasing its trucking fleet's fuel consumption to a target of 50% biofuels.

Table 1: Summary of Sigma’s ESG-Driven Decisions & Strategies

Governance	Sustainable Development	Greentech Plant
CEO / Co- Chairpersons: 100% / 50% female (1)	Phase 1 built as two pits to	Zero net carbon, tailings
Board Independence: 67% independent (2)	preserve seasonal stream	dams and hazardous chemicals
Board Committees Chair Independence: 88% independent (3)	Social programs / commitment to	Zero potable water use
Board Diversity: 33% female representatives / LGBTQ representation (4)	local hiring and training	100% green hydro power

(1) The Company’s CEO is female (100%); and the Board of Directors has two chairpersons whose one (50%) is female.

(2) The Board of directors has six members, and four of them (67%) are independent.

(3) The Board Committees, which includes “Audit Committee”, “Compensation & Governance”, “ESG Committee” and “Technical Committee” has eight members, and seven of them (88%) are independent.

(4) The Board of directors has two members (33%) that represent women and LGBTQ community.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

OPERATIONAL HIGHLIGHTS

Sigma finished construction of its Phase 1 Greentech Plant in 1Q 2023, with first commercial production in April 2023. Sigma was able to achieve initial production on schedule as a result of accelerating construction in the fourth quarter of 2022, with the construction workforce increasing to more than 1,000 workers. The plant’s dry-stacking circuit is a pioneering achievement in the lithium industry but took additional time to effectively commission. Challenges here were overcome in June 2023. Monthly production increased successively through December, when the facility sustained operations at average annualized nameplate capacity levels of 270,000 tonnes. For the year ended December 31, 2023, the Company has achieved the following significant milestones:

●	Produced 105.1k tonnes of Green Lithium concentrate.
●	Shipped a total of 102.5k tonnes of Green Lithium.
●	Sustained average production at nameplate capacity levels (“full capacity”) for the entire month of December, resulting in the production of 22.5kt of Green Lithium over the 31-day period.
●	Achieved record 24-hour period production of 890 tonnes of Green Lithium in October 2023, with design recovery of 65% and Greentech Plant utilization rate of 85% achieved during the 24-hour period.
●	Completed a shipment of 16.5k tonnes of Green By-Products to our first customer, in July 2023.
●	Completed the coarse and fines of the Dense Media Separation (“DMS”) circuits commissioning and initial production on schedule in April 2023.
●	Completed the electromechanical assembly of the raw water supply piping and the installation of equipment, including water tanks in February 2023 and;
●	Completed crushing circuit commissioning on schedule in February 2023.

Table 2: Summary of Key 2023 Operating Metrics

Key Operating Metrics	Unit	2023
Production
Green Lithium Recovery Rate	(%)	52%
Green Lithium Production	(kt) (*)	105.1
Grade of Green Lithium Produced	(%)	5.3%
Green By-Product Production	(kt)	197.4
Sales
Total Net Revenue	(C$million)	181.2
Production
Green Lithium Recovery Rate	(%)	52%

(*) kt (thousand of tons)

Going forward, the Company intends to remain focused on completing the following key workstreams in 2024:

●	Continue operating its Phase 1 Greentech plant at nameplate capacity production levels;
●	Commence construction on the Phase 2 Greentech expansion following the announcement on April 1, 2024, of the conclusion of the Final Investment Decision. With earthworks commencing in April, the Company expects construction and assembly on an accelerated plan to begin in 4Q24. Sigma Lithium plans to finance the capital expenditures for Phase 2 with cash on hand and expected free cash flow generation from its future shipments of lithium concentrate.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Commercial Agreements

The Company made five shipments of Green Lithium and two shipments of Green By-Product during the year ended December 31, 2023. On September 21, 2023, the Company announced its ongoing commercial arrangement with Glencore AG for sales and marketing of its Green Lithium. The agreement with Glencore aims to build a low carbon, environmentally and socially sustainable global lithium supply chain for electric vehicles. Sigma Lithium made four shipments through this arrangement during the second half of 2023, totaling 87.5k tonnes of Green Lithium and 16.0k tonnes of Green By-Product.

In total, the Company shipped in 2023 102.5k tonnes of Green Lithium and 32.5k tonnes of Green By-Product.

Health & Safety

Health and safety remain Sigma’s primary focus at the operating site, and the Company is proud to report the following achievements as of the date of this MD&A:

●	The alignment of the Health, Safety, and Environment (HSE) operational strategy has been championed, with the objective of translating the values of senior management to the leaders embedded in the operation. Effective communication ensures that everyone involved understands the strategy, its objectives, and their role in its implementation. This clarity helps align efforts and prioritize results.
●	The Company is actively engaged in the development of a Health, Safety, and Environment Management System, with the aim of bolstering its operational resilience and efficiency. In pursuit of this goal, leaders have been appointed to oversee key aspects of health, safety, and environmental management. Concurrently, operational procedures are undergoing standardization and enhancement to ensure optimal performance.
●	Weekly organizational meetings have been established to share best practices. Led by site-based directors, these meetings aim to continually enhance the work environment and the health and safety processes.
●	The Company upholds employee involvement as a core principle in continuously improving the health and safety system. This commitment is reinforced through the strengthening of the Internal Accident Prevention Committee

Over the course of 2023, the Company had 8 recorded injuries and a total recorded injury frequency of 3.71 (as per International Council on Mining and Metals (“ICMM”) metric of total recorded cases per worked hours). Days without an injury totaled 197.

PHASE 1 MINING PROGRESS

As of the date of this MD&A, the Company has achieved the following significant milestones:

●	Although the operation began in April 2023, the Company achieved full-scale mining in May 2023;
●	Implemented dust, vibration and noise control initiatives during the first quarter of 2023 (including application of polymers on roads and slopes, an automated spray system and road sheeting with coarse reject gravel generated from Greentech Plant production);
●	Completed the bridge over the Piaui “seasonal stream” that divides the Phase 1 north and south pits to improve transportation efficiency in April 2023;
●	Completed the seeding of vegetation cover for the initial waste pile slopes (where non-mineralized material will be dry stacked) in February 2023;
●	Established geotechnical parameters for piles and pits, as well as parameters for drilling and blasting using explosives;
•	Phase 1 south pit pre-stripping completed in February 2023, as the Company plans to simultaneously source feedstock ore from both the north and south pits;

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

●	Run of mine pad was finalized in the first quarter of 2023; and
●	Completed the construction of mine haul roads linking the Phase 1 north pit and Phase 1 south pit to the Greentech Plant and waste pile locations.
●	A technical team with experienced professionals was formed to manage the Mining Planning stages; Geology and Quality Control; Operation and Infrastructure; and Geotechnics;

Table 3: Total Mined and Processed Material

	Units	Q1	Q2	Q3	Q4	Total
Ore mined	dmt	26,497	124,491	381,044	435,211	967,243
Waste mined	dmt	1,595,795	3,343,499	2,922,291	2,533,089	10,394,673
Total material mined	dmt	1,622,292	3,467,990	3,303,335	2,968,300	11,361,916
Ore crushed	dmt	—	107,710	343,078	396,945	847,733

Note: “dmt” (dry metric tonnes).

Going forward, the Company intends to remain focused on the following workstreams:

●	Continue to transport stockpiled ore to the run of mine pad to ensure sufficient Greentech Plant ore feed on an ongoing basis; and
●	Continue to implement grade control systems to optimize mine and processing recovery during production ramp-up.

Sigma has been employing contract mining, with a third party engaged as the Company’s mining contractor.

PHASE 2 DEVELOPMENT PROGRESS

During the calendar year-ended 2023, Sigma Lithium continued to advance development work for a potential Phase 2 or 2 & 3 production expansion, after announcing the results of the Phase 2 & 3 pre-feasibility study (“PFS”) in December 2022. On April 1st, 2024, Sigma Lithium announced that its Board of Directors had made a Final Investment Decision (“FID”) on its Phase 2 plans. The second Greentech line is expected to increase the Company’s capacity of Green Lithium concentrate by 250,000 tons per year, at a total capital expenditure budgeted of $136 million (see Table 4 below). The full license to build and operate the new industrial plant (“Phase 2”) was awarded to the Company in the first quarter of 2024.

The Phase 2 & 3 PFS investigated the opportunity to fast-track Phase 3 production and to build a dual plant which could process both Phase 2 and Phase 3 ore feed simultaneously to deliver a greater production increase in 2025 (if warranted by feasibility study) versus the sole Phase 2 expansion originally envisioned in the Phase 2 preliminary feasibility study completed in May 2022.  However, as lithium markets have evolved, the Company has shifted its plans back towards a more incremental approach to expansion. Accordingly, the Company engaged its local Phase 1 Engineering Purchase Construction Management (“EPCM”) contractor to direct Engineering and Construction initiatives on a rebuild of its Phase 1 plant, which is expected to nearly double the Company’s existing production capacity.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The Phase 2 Project is expected to increase production capacity by 250,000 tons per annum of spodumene concentrate from Sigma’s Grota do Cirilo operations. Once in production, Phase 2 Project is expected to lift Sigma’s total nameplate capacity to roughly 520,000 tonnes per annum. The Company plans to begin Phase 2 earthworks in April 2024 and is targeting commissioning of the crushing circuit to begin in late 2024.

Table 4: 2 Uses of Cash Analysis for Phase 2 Construction (budget)

Capex ('000 CAD)	Phase 1 (Actual)	Phase 2 (Budget)
Industrial Site Construction	22,498	22,258
Earthworks	9,758	9,758
Infrastructure	12,740	12,500
Industrial Plant	93,095	83,773
Crushing System	27,015	28,762
DMS System	42,059	41,779
Assembly Direct and Construction Management	4,120	4,612
Civil Direct and Construction Management	8,988	7,334
Substation	10,912	1,286
Environmental	16,130	14,835
Water Recycling	4,417	4,187
Tailings Dry Stack	6,330	7,671
Sewage & Water	5,383	2,976
R&D Engineering Design	12,393	6,803
Engineering	12,393	6,803
Construction Management	8,762	8,658
Construction Management	7,736	7,421
Procurement	1,026	1,237
(=) Construction Capex (*)	152,878	136,327
Construction Addition	8,380	8,844
Acceleration Plan	8,380	8,844
(=) Total Construction Capex	161,258	145,170
Others	7,568	(202)
WC (Spare Parts)	9,534	1,389
VAT Tax Benefit	(1,966)	(1,591)
(=) Total Capex	168,826	144,968

(*) Construction Capex (construction capital expenditures)

EXPLORATION PROGRESS

The 2023 exploration campaign focused on expanding resource density within the Grota do Cirilo mineral concessions, with the Company’s combined Measured, Inferred and Indicated tonnages increasing to 108.9Mt grading at 1.40% Li2O, from the previous estimate of 85.6Mt at 1.43% Li2O. Of this newly enlarged resource estimate, 87% comprises the higher confidence Measured and Indicated categories.

Specifically, the Phase 3 orebody (Nezinho do Chicão) was extended eastwards approaching the Phase 4 ore bodies (Maxixe, Tamboril and Lavra do Meio), in so doing consolidating 4 pegmatites into a singular, larger open pit encompassing 40.1Mt of Measured, Indicated and Inferred resource. The remaining Phase 4 (Murial) deposit is to be developed within a separate pit some 330m north of the Phase 3 megapit. The Phase 4 (Murial) deposit has grown in scale to 16.1Mt of combined Measured, Indicated and Inferred resource, notably up from the prior 5.6Mt resource. This new Phase 3 and 4 resource strike extends 3.2km, from the southern end of Nezinho do Chicão to the north end of Murial. Drilling confirms that the deposits remain open to the west and east.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Table 5: Sigma Lithium Consolidated Resource Estimate

CUT-OFF GRADE (%Li20)	CATEGORY	TONNES (MT)	(%Li20)
0.3%	Measured	45.2	1.41
0.3%	Indicated	49.1	1.39
0.3%	M & I	94.3	1.40
0.3%	Inferred	14.6	1.37
0.3%	M, I & I	108.9	1.40

The exploration program led to the discovery of two additional spodumene-bearing deposits, known as Barreiro Extension and Phase 5 (Elvira). Barreiro Extension is located 550m northwest of the Phase 2 (Barreiro) deposit; the Company is exploring the potential connectivity of these resources. Phase 5 (Elvira) is a cluster of large pegmatites located 4km south of Nezinho do Chicão. The 2023 drill campaign resulted in a maiden resource estimate for Elvira of 2.1Mt of Inferred lithium at an average grade of 1.16% Li2O. However, the Company believes, given drill intercepts to date, that the resource could grow to 20Mt over time.

The Company currently plans to drill approximately 10,000 meters in 2024, with the goal of further increasing the Company’s estimated mineral resources. The Company expects any additional mineral resource growth achieved will be utilized as feedstock material to extend its operating life, if warranted after completing and analyzing a preliminary economic assessment, pre-feasibility study and feasibility study.

CORPORATE HIGHLIGHTS

●	In July 2023, Sigma began trading its BDRs on B3 (the Brazilian Stock Exchange). The unsponsored BDR was created by CVM and B3 to provide the market with an instrument that enables Brazilians to invest in foreign-listed companies within the local market by allowing third-party institutions to establish a BDR program without the mandatory direct involvement of the issuer.
●	In September 2023, Sigma announced a sales and marketing relationship with Glencore for the delivery of Green Lithium. The goal of the relationship is to build a low carbon, environmentally and socially sustainable global lithium supply chain for EVs.
●	In October 2023, Ana Cabral-Gardner was honored to be named the “Mining Person of the Year” award for 2022 by the Northern Miner.

ESG & SUSTAINABILITY

Sigma’s mission statement and key focus has been guided by making business decisions in a manner consistent with furthering the UN SDGs and adhering to the highest level of ESG practices.

Specifically, Sigma is focused on the following three pillars: (i) sustainable development; (ii) minimizing the environmental impact of our operations; and (iii) improving the lives of those in and around the region where we operate. Further, the Company remains focused on global leadership to increase awareness of our “green battery metals” approach.

Sigma is proud to report the progress made during the year ended 2023 to advance its social and environmental programs, which have been developed to ensure the sustainable operation of the Company and development of the Jequitinhonha Valley region, including social advancement of its population, where we operate.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Social Programs Updates

Sigma’s activities during 2022 and 2023 related to its social programs are summarized below:

●	Microcredit For Female Entrepreneurs Program: In 2022, Sigma established the largest microcredit program in Brazil, which has been targeted for female entrepreneurs in the Jequitinhonha Valley region. Through this program, the Company encourages sustainable development by providing microcredit loans of $548 per person and providing mentorship programs. The Company is proud to report that as of the date of this MD&A, 2,258 female entrepreneurs have enrolled in the program, 1,892 videoconferences have been held, 4,388 interactions via mobile messaging or video conferences with their business advisors and 1,394 participants have already received the program`s incentive. This program is developed as donations to qualified recipients. This program advances the goals of UN SDGs #5 (Gender Equality), #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).
●	Zero Drought for Small Holder Farmers Program: In 2023, the Company announced the “Zero Drought for Small Holder Farmers” program consisting of the construction of 1,000 small rainwater capture structures in the municipality of Itinga and another 1,000 in the municipality of Araçuaí, totalizing 2,000 structures in the mid Jequitinhonha Valley region. For the year ended December 31, 2023, 700 rainwater capture basins have been built in the municipality of Itinga and 700 in the municipality of Araçuaí for a total of $767,200. These water capture basins are dug into the ground and located at strategic points to prevent soil erosion during the heavy rainfall season, store water for irrigation of small crops during the dry periods and contribute to increasing the volume of water that will feed the region’s aquifers. Total investment by the Company is expected to be up to $1,095 ($548 per structure) to be spent throughout 2024.
●	Water For All Program: To further combat the impacts of water scarcity in the Jequitinhonha Valley region, the Company built 147 water tanks (at a cost of $255 per unit) for residents located in the surrounding areas of the Greentech Plant. The drinking water tanks are refilled monthly with the support of tanker trucks and staff provided by Sigma. In March, we completed 7 months of water supply in the neighboring communities. This program advances the goals of UN SDG #6 (Clean Water and Sanitation).
●	Combating Violence Against Women Program: The Company introduced a program, in partnership with the Justice Court of the state of Minas Gerais, targeting domestic abuse against women in the Jequitinhonha Valley region. In March 2024, Sigma participated alongside members of the Microcredit Program, in an event promoted by the Justice Court in Belo Horizonte to increase awareness of violence against women. This program advances the goals of United Nations Sustainable Development Goals (“UN SDGs”) #5 (Gender Equality) and #11 (Sustainable Cities and Communities).
●	Homecoming Employment Program: Sigma remains committed to prioritizing employing persons local to the Jequitinhonha Valley region. The Company is proud to report that it continued to make progress on this initiative, having 98% of the employees living in the region and 71% natives of the region as of March 2024. This program advances the goals of UN SDGs #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).
●	Education Program for Mining Technicians Program: In order to support the Homecoming Employment Program, Sigma established a partnership between the Federal University of Vales do Jequitinhonha e Mucuri (Campus Janaúba) and the Federal Institute of Education of Araçuaí in January 2022, establishing the first program to train mining technicians in the region. The educational program will be taught by ten teachers over a three-year period with a workload of approximately 1,200 hours. Sigma is proud to announce that as of the date of this MD&A, 40 persons local to the Jequitinhonha Valley region have enrolled in the program and are expected to graduate in 2024, after which the Company hopes they will join our operational team. Select courses covered in the program include: loader operation (theory and practice); operation of tractors (theory and practice); basic instrumentation and programmable logic controller operation; processing plant operation; industrial mechanical maintenance; industrial electrician; qualification in welding process; safety, health and environment; personal protection equipment; occupational risk management; safety at work (machines and equipment); control measures and preventative safety systems; silviculture (native seedling nursery); railings (barbed and smooth wire); operations and maintenance of chainsaws and log splitting; operations and maintenance of brush cutters; forestry (recovery of degraded and altered areas). This program advances the goals of UN SDGs #4 (Quality Education) and # 17 (Partnership for the Goals).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

●	Zero Hunger Action Program: The Company remained dedicated to humanitarian relief action, continuing to deliver the previously pledged 7,200 food baskets per year, being 600 per month, commitment done during 2021 at the height of the Covid-19 pandemic for the vulnerable families in the Vale do Jequitinhonha region. For 2023 and 2024, the Company continues delivering 600 food baskets per month. During 2022, the Company delivered such 7,200 food baskets. This program advances the goals of UN SDGs #1 (No Poverty), #2 (Zero Hunger) and # 17 (Partnership for the Goals).
●	Being a Child Program: During the second quarter of 2023, the Company committed to a series of initiatives to help promote sustainable development in the communities of Poço Dantas, Ponte do Piauí and Taquaral Seco, located relatively close to the Company. In March 2024, Sigma financed the renovation and expansion of a school in the community, which benefits approximately 30 local children. In December 2023, - Sigma refurbished an outdoor sports court, which will help promote sports and community building in the area. Sigma will help finance the construction of a bridge, linking the community of Poço Dantas to Araçuaí and Itinga, which will provide better access to education and health facilities. Finally, Sigma is also implementing after-school programs in these facilities.
●	Sigma Visit Program "Open Doors": With the aim of strengthening relationships with its stakeholders and sharing the good practices it has developed, in November 2023 Sigma began its visit program by welcoming the technical courses of the Taquaral School, in the Taquaral de Minas district of Itinga. In partnership with operations, geology and the environment, the social area conducts a structured program of visits to the company's operations. The program prioritizes neighboring communities and schools with technical training. There are two visits a month with groups of up to 30 people. This program advances the goals of UN SDGs #4 (Quality Education), #12 (Responsible Production and Consumption) and #13 (Climate Change).

Environmental Program Updates

Sigma’s activities in 2023 pertaining to its environmental programs are summarized below.

●	Marketed Tailings Sales: In 2023 the Company delivered 16,500 tonnes of its lithium Green By-Products to its first customer and 16,000 tonnes to its current customer, totalling 32,500 tonnes of this product, and continued to donate coarse gravel tailings generated from Green Lithium production to help surface local dirt roads in the Jequitinhonha Valley region. Additional shipments of Green By-Products will be market price dependent.
●	Net Zero Carbon Program: The Company is also proud to report that it delivered on its net zero carbon program for all of its 2023 shipments of Green Lithium and Green By-Products by offsetting the remaining “hard to abate” carbon emitted during the production process both at its Phase 1 mine and Greentech Plant, achieving "quintuple zero production” (zero carbon, zero tailings dams, zero potable water use, zero hazardous chemicals, and zero carbon intensive electricity). The Company effectively lowered its carbon footprint with a series of pioneering initiatives, paving the way forward for the metals and mining sector, including: (i) dry stacking or selling By-product tailings; (ii) using zero hazardous chemicals in the DMS process at the Greentech Plant; (iii) water efficiency with 100% non-potable water used, which is then recirculated; (iv) 100% renewable energy usage at the Greentech Plant; (v) biodiesel used for its trucking fleet with plans to increase to 50% of fuel consumption by 2024; and (vi) decreased explosives load with computerized load simulation strategies. Due to the low carbon content of Sigma’s production, the Company was able to achieve net zero carbon for 2023 by purchasing only 59,000 tonnes of carbon credits (which are verified through Verra Verified Carbon Standard), from Carbonext.
●	Environmental Education Program: Over 750 people from five different communities participated in environmental education programs held by Sigma throughout 2023, resulting in increased awareness of local sustainability practices. Topics covered included water education, where participants were educated about conservation, purification and proper use. The Company promotes a strong dialogue with the communities through this program with the following objectives: (i) raising awareness of the Company’s operations (including the socio-economic and environmental impacts); (ii) identifying community concerns; (iii) strengthening the relationship with the local community; and (iv) raising awareness of environmental control and monitoring programs. This program advances the goals of UN SDGs #11 (Sustainable Cities and Communities) and #15 (Life on Land).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

●	Environmental Management & Supervision Plan: In 2023, Sigma continued to implement procedures and standards related to environmental management pursuant to its Integrated Management System (the “IMS”). The Company completed the IMS in the fourth quarter of 2022 (in advance of initiating production at the Project), which focuses on the key pillars summarized below. This program advances the goals of UN SDGs #12 (Responsible Consumption and Production) and #15 (Life on Land).
●	Treatment of Domestic Effluents: A sewage treatment station is to be installed and maintained as necessary.
●	Rainwater Drainage System and Containment of Erosion: A drainage system was installed in the fourth quarter of 2022 as part of the Phase 1 Greentech Plant construction, which will capture rainwater and pump it back to the Phase 1 Greentech Plant to be used in the process and in the control of dust emissions. The Company also began monitoring regional erosion and the effectiveness of the drainage system and will continue to do so going forward.
●	Controlling Atmospheric Emissions and Noise / Vibration Impacts: The Company carries out road wetting and uses polymers to cover waste piles to ensure that the impacts of dust generation are minimized in the areas surrounding the Company. Vehicles and equipment are also routinely inspected and tuned in order to minimize pollutant gas emissions, noise and fuel consumption. Vibrations and noise are controlled and minimized by the periodic lubrication and maintenance of machines and equipment. Rubber blasting mats that absorb vibrations and control flyrock have also been installed. Sigma regularly monitors the levels of noise, ground vibration, air quality and water quality through accredited laboratories. This data is sent to regulatory agencies.
●	Waste Management: The Company has implemented a set of procedures and guidelines for the prevention, mitigation and correction of environmental impacts arising from the handling, storage and disposal of waste. The disposal of piles is carried out, whenever possible, in anthropic areas. This monitoring system is focused on tracking and ensuring the environmentally correct disposal of waste generated in the construction of the Greentech Plant.
●	Tailings Recycling Plan: The Company plans on pursuing a strategy of selling lithium bearing tailings byproducts generated from the crushing and dry screening process as markets allow. This plan will enable the Company to further reduce the environmental impact of the Company while providing another source of lithium supply.
●	Environment Management System ("EMS"): The Company started to apply its digital EMS using software, with the objective of managing information (environmental licenses, grants, studies), licensing project management, schedule conditions, reports, advanced dashboard, surveys, waste management, protocols, certificates and offices.
●	Planting and Vegetation Monitoring Program: In 2023, the Company acquired 20,000 native seedlings to further advance this program. The Company is committed to helping preserve and nurture the vegetation and fauna local to the region and closely monitors the areas where it plants seedlings. This program advances the goals of UN SDGs #12 (Responsible Consumption and Production) and #15 (Life on Land).

Global Sustainability Leadership Updates

●	On July 26, 2023, Sigma announced that it achieved operational net zero (carbon neutrality) for its first shipment of Green Lithium and Green By-Products by offsetting the remaining “hard to abate” carbon emitted during the production process both at its Phase 1 mine and Greentech Plant, achieving triple zero production (net zero carbon, zero tailings and zero hazardous chemicals). While the sale of tailings has been suspended given lower market prices, the Company has continued with operational net zero carbon through the course of the 2023 and year to date, 2024.
●	Sigma had a leading role at the following globally relevant conferences as an ongoing case study in “impact investing in the mining business” and “green battery metals”:

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

●	Referenced as a case study at multiple panels and an active participant in the 2023 United Nations Climate Change Conference in Dubai in December 2023 (“COP28”) (Sigma has been featured year after year since the 2019 COP25 in Madrid for the actions that have been implemented since inception). Multiple members of the senior management team hosted workshops on “Impact Investing in Mining.” CEO and Co-Chairperson Ana Cabral-Gardner was featured as a keynote speaker.
●	Ana Cabral-Gardner participated in two panels in the Brazil Pavillion (Blue Zone) entitled “Energy Transition: The World Can Count on Brazil” and “How do Agribusiness and Mining Shape the Future”.
●	Additionally, Ms. Cabral-Gardner made a keynote presentation on “Decarbonizing Supply Chains – Accelerating Industry Transitions by ackling Scope 1, 2 and 3 Emissions” at Investments COP (hosted by the World Climate Foundation).
●	Ms. Cabral-Gardner also participated in the “Driving Climate Action & Growth” discussion hosted by McKinsey & Co. with leading sustainability professionals across fields.
●	Participant in “The Mines that Rule the World” panel at the Future Investment Initiative in Riyadh in October 2023
●	Sigma was also a participant on “Combining Environmental and Social Agendas” panel at the Brazil Climate Summit at Columbia Business School in September 2023
●	Participant in two panels at the Brazil-Canada Conference at the PDAC Convention in Toronto in March 2023
●	Panelist and participant at the Future Minerals Forum in Riyadh in January 2023 (invited by the Kingdom of Saudi Arabia)

Corporate Governance Updates

During 2023, Sigma took steps to further strengthen both its Board and management, which are summarized below.

●	On January 23, 2023, Ana Cabral-Gardner was appointed to remain as CEO and Co-Chairperson of the Board and Felipe Peres as Senior Financial Advisor to the Company.
●	On June 30, 2023, Sigma held its Annual and Special Meeting of Shareholders (“ASM”) where the shareholders of the Company approved the appointment of Bechara S. Azar, Cesar Chicayban, Lucas Melo and Alexandre Rodriques Cabral as Independent Directors of the Board as well as the reappointment of Ana Cabral-Gardner and Marcelo Paiva as Directors of the Board. The first Board of Directors’ meeting following the ASM, on July 8, 2023, approved the appointment of Ana Cabral-Gardner and Marcelo Paiva as Co-Chairpersons of the Board. The previous independent Directors of the Company, including Gary Litwack, Frederico Marques and Dana M. Perlman, did not stand for reelection to the Board.
●	Caio Araujo was hired on June 26, 2023 and was promoted to the role of CFO on July 28, 2023. Previously Mr. Araujo was CFO at a portfolio company of BTG. During several years, Mr. Araujo headed the finance department at CSN, one of the first Brazilian metals and mining companies to register an ADR level III in the NYSE, where he implemented the SEC reporting/SOX (Sarbanes-Oxley Act) compliance. He started his career at PriceWaterhouseCoopers.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

●	Brian Talbot resigned as an officer of the Company on September 30, 2023, on account of health reasons. Reinaldo Brandao, head of Mining, Keith Prentice, head of Processing, and Iran Zan, head of Geology & Regional Institutional Relations, were promoted to be the Co-General Managers, leading the operation on site.
●	Matthew DeYoe joined the Company as Executive Vice President for Corporate Affairs and Strategic Development on October 26, 2023, based in the United States. Prior this, Mr. DeYoe was the leading coverage research director for lithium and chemical companies over the past four years for Bank of America and has also held positions on the buy-side at hedge funds where he specialized in chemical, lithium, and energy investments.
●	The Company’s internal committees are as follows:
•	Audit Committee: comprised of Lucas Melo (Chairperson), Cesar Chicayban and Bechara S. Azar, so as to be comprised entirely of independent directors.
•	Corporate Governance, Nomination and Compensation Committee: comprised of Cesar Chicayban (Chairperson), Lucas Melo and Marcelo Paiva.
•	ESG Committee: comprised of Alexandre Rodrigues Cabral (Chairperson), Ana Cabral-Gardner, Cesar Chicayban and Maria José Salum.
•	Management Technical Committee: comprised of Ana Cabral-Gardner (Co-Chairperson), Vicente Lobo (Co-Chairperson), Cesar Chicayban, Bechara S. Azar and Marcelo Paiva.

REGULATORY & LICENSING UPDATES

Regulatory Updates

Key regulatory changes that are relevant to the Company and/or the lithium industry that occurred in 2023 are highlighted below.

On June 9, 2023, the U.S. Securities and Exchange Commission (the “SEC”) approved the listing standards proposed by the Nasdaq and the NYSE, which required all listed companies to adopt and comply with compensation recovery (or “clawback”) policies for incentive-based compensation received by current and former executive officers based on financial statements that are subsequently restated, and to disclose their clawback policies in accordance with SEC rules. Listed companies have until December 1, 2023 to adopt compliant policies and Sigma had its clawback policy approved by the Board on November 30, 2023.

Licensing Updates

Sigma received an operational license (“LO”) for the Phase 1 north pit and the Greentech Plant on March 31, 2023 and for the Phase 1 south pit on April 30, both with a unanimous vote of approval including all the non-governmental organizations involved. This follows the Company filing its request for the LO for the Phase 1 north pit and Greentech Plant on November 16, 2022 and the Phase 1 south pit on January 23, 2023. The receipt of the LO was the last licensing step required for Sigma to produce Green Lithium.

On January 31, 2024 Sigma was awarded its preliminary license, along with the installation license and an operational license (“LP", “LI” and “LO”, respectively) to install and operate its second Greentech Plant by the State of Minas Gerais. The Company, once again, received unanimous approval by all members of the independent environmental board (COPAM), including the vote of the board members representing the NGOs. COPAM is the board responsible for voting and awarding environmental licenses in the State of Minas Gerais. The obtainment of the LP, LI and LO for its second Greentech Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Litigation and Arbitration Updates

On March 18th, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021 relating to offtake arrangements for the purchase of lithium concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company hired Cadwalader, Wickersham & Taft LLP (CWT) and believes the claims are without merit and intends to defend its interests vigorously. Sigma’s counsel (CWT) has formally attributed the probability of LG prevailing in this arbitration as remote.

In May 2023, a former secondee of the Company illegally accessed and downloaded confidential information relating to the Company from a virtual data room hosted by a third party. Such information may have been shared with another individual who was formerly employed by the Company. This event was not a cybersecurity issue. After becoming aware, the Company took steps to prevent any further unauthorized access to the data room. The Company is not aware that any of the confidential information has been shared with any additional third parties. The Company has filed a lawsuit in U.S. federal court and in New York State court against the individuals involved in the misappropriation of the information seeking a return of all of such information and compensatory and exemplary damages. Based on the information available to date, the Company believes that this was an isolated incident and believes that it has taken appropriate steps to prevent a similar occurrence in the future.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

SELECTED FINANCIAL INFORMATION

Selected consolidated financial information is as follows:

Financial Position

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Financial Position	2023	Change	2022	Change	2021
(in C$000s)	Full year	2023 vs 2022	Full year	2022 vs 2021	Full year
Cash and cash equivalents	64,403	(31,951)	96,354	(57,951)	154,305
Trade accounts receivable	29,693	29,693	—	—	—
Inventories	19,442	19,442	—	—	—
Accounts receivable from related parties	14	(4,970)	4,984	4,984	—
Advance to suppliers	7,062	5,438	1,624	1,624	—
Prepaid expenses and other assets	4,380	(6,733)	11,113	10,304	809
Recoverable VAT and other taxes	17,682	17,263	419	419	—
Total current assets	142,676	28,182	114,494	(40,620)	155,114

Loans and accounts receivable from related parties	13,160	13,160	—	—	—
Prepaid expenses and other assets	66	(138)	204	112	92
Deferred income tax and social contribution	2,070	2,070	—	—	—
Collateral and guarantees	15,269	15,269	—	—	—
Property, plant and equipment	239,742	81,168	158,574	125,890	32,684
Deferred exploration and evaluation expenditure	74,255	38,619	35,636	27,865	7,771
Total non-current assets	344,562	150,148	194,414	153,867	40,547
Total assets	487,238	178,330	308,908	113,247	195,661

Suppliers	59,826	35,519	24,307	20,753	3,554
Loans and export prepayment	28,907	28,907	—	—	—
Lease liability	2,132	1,452	680	304	376
Prepayment from customers	2,154	2,154	—	—	—
Taxes payable	13,566	10,496	3,070	3,070	—
Accounts payable	11,326	9,390	1,936	1,666	270
Founder’s royalty option	—	(5,081)	5,081	5,081	—
Payroll and related charges	2,528	2,119	409	(30)	439
Other liabilities	1,934	(25)	1,959	1,953	6
Total current liabilities	122,373	84,931	37,442	32,797	4,645

Loans and export prepayment	141,999	64,561	77,438	77,438	—
Lease liability	3,595	606	2,989	1,044	1,945
Taxes payable	138	138	—	—	—
Labor contingencies	1,013	(373)	1,386	1,386	—
Deferred revenue	—	—	—	(4,007)	4,007
Asset retirement obligations	3,836	(2,711)	6,547	6,385	162
Total non-current liabilities	150,581	62,221	88,360	82,246	6,114

Share capital	386,035	109,324	276,711	51,891	224,820
Stock-based compensation reserve	58,974	(44,962)	103,936	73,055	30,881
Accumulated other comprehensive income (loss)	2,032	5,062	(3,030)	468	(3,498)
Accumulated losses	(232,757)	(38,246)	(194,511)	(127,210)	(67,301)
Total shareholders’ equity	214,284	31,178	183,106	(1,796)	184,902
Total liabilities and shareholders’ equity	487,238	178,330	308,908	113,247	195,661

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The Company began its operations in April 2023 and, accordingly, the total assets and liabilities showed the main following changes as compared to 2022:

•

outstanding balance of trade accounts receivable of $29.7 million in 2023. This outstanding balance includes the recognition of provisional pricing adjustments of $66.2 million of sales made in the second half of 2023. In 2022 the Company was in pre-operating stage;

•	inventories amounted to $19.4 million. There were no inventories in 2022 since the Company was in pre-operating stage;
•	an increase of $17.3 million in recoverable tax credits, mainly PIS and COFINS contributions arisen from the Company’s operations which can be offset to federal taxes payable of future periods;
•	an outstanding balance of $13.2 million in loans and accounts receivable from related parties due to land acquisition on behalf of the Company in 2023;
•

an increase of $81.2 million in property, plant and equipment due to construction of the Phase 1 Greentech Plant and further improvements in 2023 as compared to an increase was of $125.9 million also due to construction of Phase 1 Greentech Plant in 2022;

•

an increase of $38.6 million in deferred exploration and evaluation expenditures related to the Phase 2 Greentech Plant project in 2023 which compares to an increase of $27.9 million as compared to December 31, 2022, in deferred expenditures related to Phase 1 Greentech Plant;

•

an increase of $35.5 million in suppliers in 2023 which compares to an increase of $20.7 million in 2022 due to the beginning of the Company’s operations as from April 2023, demanding the engagement of new suppliers to run the mining operations and maintenance of the Phase 1 Greentech Plant;

•

an increase of $28.9 million in 2023 in loans and export prepayment in current liabilities due to export prepayment trade finance of $13.3 million and interest accrued on the long-term export prepayment which was paid in January 2024;

•	an increase of $10.7 million in taxes payable due to the beginning of the Company’s operations. In 2022 the increase was of $3.1 million;
•	An increase of $9.4 million in accounts payable to general and corporate service providers such as consultants, audit and legal counselors. In 2022 the increase was of $1.7 million;
•	a decrease of $5.1 million in founder’s royalty option in 2023 due to the cash settlement of an option to close the obligation of paying perpetual royalties to the founder recognized in 2022; and
•

an increase of $64.6 million in 2023 in loans and export prepayment in non-current liabilities due to remaining tranches of export prepayment of $54.3 million repayable by 2026 and BDMG loans of $12.6 million repayable in installments until 2030. In 2022 the balance of $77.4 million consisted of one tranche of the export prepayment.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Results of Operations

Three Months Ended December 31, 2023 compared to Three Months Ended December 31, 2022

The following table summarizes the items that resulted in the net loss for three months ended December 31, 2023 compared to the three months ended December 31, 2022:

Statement of Loss	Three months ended December 31,		Change
(in C$000s)	2023	2022	2023 vs. 2022
Sales Revenue	51,306	—	51,306
Cost of goods sold	(45,239)	—	(45,239)
Sales expenses and commissions	(2,154)	—	(2,154)
General and administrative expenses	(13,027)	(8,264)	(4,763)
Other operating income (expenses), net	(179)	—	(179)
Stock-based compensation	(364)	(65,588)	65,224
Financial income (expenses), net	(3,992)	722	(4,714)
Income Tax and Social Contribution	432	—	432
Net loss for the period	(13,217)	(73,130)	59,913

The lower net loss for the three-month period ended December 31, 2023 is primarily attributable to:

Sales revenue

The Company’s shipments in the three-month period ended December 31, 2023, totaled 64.7 kt of Green Lithium, with total net revenues of $51.3 million, which included the impact related to the recognition of provisional pricing adjustments of $66.2 million from changing market values and the implications to the final sales price expected for the shipments of 2023. The final value at settlement may differ from initial book value, and changes in said value are monitored in the futures market and any provisional pricing adjustments are recognized as revenue in the statement of loss.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Cost of Goods Sold

The following table summarizes the Company’s cost of goods sold for the three-month period ended December 31,2023.

Cost of Goods Sold	Three month ended
(in C$ 000s)	December 31, 2023
Mining costs
Salaries and benefits	(814)
Mining service providers	(9,764)
Blasting and fuels	(4,321)
Equipment rental	(184)
Depletion	(1,347)
Other	(208)
(16,638)
Processing costs
Salaries and benefits	(4,641)
Fuels	(2,297)
Consumables	(7,480)
Equipment rental	(752)
Depreciation	(1,757)
Taxes and fees	(64)
Power supply	(659)
Plant services	(2,278)
Other	(1,539)
(21,467)
Royalties
Royalties	(1,442)

Distribution cost
Freight	(3,931)
Insurance	(133)
Warehouse	(455)
Port operations	(1,173)
Total distribution cost	(5,692)

Total cost of goods sold	(45,239)

Cost of Goods Sold

The Company began operations in the second quarter of 2023. Total costs of goods sold of $45.2 million were incurred to run the mining operations ($16.6 million) as well the processing activities in mineral crushing and in Dense Media Separation (“DMS”) ($21.5 million) and distribution costs ($5.7 million). The Company’s sales are also subject to royalties payments, which amounted to $1.4 million in 2023.

Distribution costs of $5.7 million relate to the transportation of the Green Lithium High Grade Concentrate and Green By-products from the plant to the port of Vitória, as well as warehousing, transport insurance and fees to the port operator.

Sales Expenses and Commissions

The Company’s total sales expenses and commissions in the three-month period ended December 31, 2023 amounted to $2.2 million. In 2022 the Company was in pre-operating stage and, accordingly, no sales expenses and commissions were incurred.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

General and Administrative Expenses

	Three month ended
General and administrative expenses	December 31,		Change
(in C$ 000s)	2023	2022	2023 vs. 2022
Salaries and benefits (Board, CEO and CFO)	(385)	(258)	(127)
Salaries and benefits (Staff)	(2,345)	(1,743)	(602)
Legal	(3,645)	(709)	(2,936)
Travel	(939)	(666)	(273)
Accounting services	(288)	(209)	(79)
Audit services	(577)	(634)	57
Insurance (D&O)	(1,187)	(467)	(720)
Marketing, business development and investor relations	(548)	(534)	(14)
Taxes and fees	(106)	(1,115)	1,009
Depreciation	(55)	(29)	(26)
Other	(2,952)	(1,900)	1,052
	(13,027)	(8,264)	(4,763)

The general and administrative expenses of $13.0 million increased by $4.8 million in the three-month period ended December 31, 2023 as compared to $8.3 million in the same period of 2022. The main factors for this increase are legal expenses that contributed with an increase of $2.9 million in the three-month period ended December 31, 2023 as compared to the same period of 2022, due to a number of one-off expenses related to the due diligence for the strategic review of the Company and the defense in the litigation related to the unauthorized access and download of information from the virtual data room, as well as other several expenses, such as travel and appropriation of insurance D&O as shown in the table above.

Other Operating Income (Expenses), Net

	Three month ended
Other operating income (expenses), net	December 31,		Change
(in C$ 000s)	2023	2022	2023 vs. 2022
Salaries and benefits (Staff)	(575)		(575)
Reversal of accrual liabilities	1,371		1,371
Social programs	(893)	—	(893)
Others	(82)	—	(82)
Other operating income (expenses) , net	(179)	—	(179)

The Company recognized certain labor contingencies. In the three-month period ended December 31, 2023, there was a reversal of the provision amounting to $1.4 million due to settlements negotiated at lower amounts.

Social actions of $0.9 million were incurred in the three-month period ended December 31, 2023 compared to no accruals in the three-month period ended December 31, 2022.

Stock-based compensation

The decrease of $65.2 million in stock-based compensation to $0.4 million for the three-month period ended December 31, 2023 from $65.6 million for the three-month period ended December 31, 2022 is mainly due to the reversal of the expenses associated with the RSU’s of a former executive director due to his resignation in the fourth quarter of 2023.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Financial income (expenses), net

Refer to the table below for a summary of the Company’s net financial income and expenses for the three-month periods presented:

Financial income (expenses), net	Three month ended December 31,		Change
(in C$000s)	2023	2022	2023 vs. 2022
Financial Income	249	463	(214)
Interest on loans and export prepayment agreement	(5,117)	(329)	(4,788)
Interest and late payment penalties on taxes	(1,945)	—	(1,945)
Interest expenses on leases	(130)	—	(130)
Taxes on foreign currency transactions	(769)	(82)	(687)
Interest on asset retirement obligation	(423)	(4)	(419)
Other expenses	212	89	123
Foreign exchange variation on net assets	3,931	585	3,346
Financial income (expenses), net	(3,992)	722	(4,714)

Financial income and expenses for the three-month period ended December 31, 2023 amounted to net financial expenses of $4.0 million as compared to net financial income of $0.7 million for the three-month period ended December 31, 2022. The main factors for the change are:

•

Interest on loans and export prepayment increased $4.8 million, to $5.1 million in 2023 from $0.3 million in 2022 mainly due to the recognition of interest on the long-term export prepayment of $100.0 million, an agreement entered into in mid-December 2022.

•	Interest and late payment penalties on taxes of $1.9 million for the three-month period ended December 31, 2023 compared to none in the same period of 2022.
•

Foreign exchange variation of $3.9 million for the three-month period ended December 31, 2023  compared to $0.5 million for the three-month period ended December 31, 2022 as a result of the appreciation of the U.S. dollar against the Brazilian Real functional currency on cash held in U.S. dollars during the three-month period.

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

The following table summarizes the items that resulted in the net loss for the year ended December 31, 2023 compared to the year ended December 31, 2022:

Statement of Loss	Year ended December 31,		Change
(in C$000s)	2023	2022	2023 vs. 2022
Sales Revenue	181,231	—	181,231
Cost of goods sold	(92,335)	—	(92,335)
Sales expenses and commissions	(2,485)	—	(2,485)
General and administrative expenses	(54,398)	(15,962)	(38,436)
Other operating income (expenses), net	(6,657)	(1,692)	(4,965)
Settlement of founder’s royalty option	—	(4,892)	4,892
Stock-based compensation	(46,990)	(111,580)	64,590
Financial income (expenses), net	(9,893)	6,916	(16,809)
Income tax and social contribution	(6,719)	—	(6,719)
Loss for the year	(38,246)	(127,210)	88,964

| 19

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The decrease in net loss during the year ended December 31, 2023, as compared to December 31, 2022, is primarily attributable to:

Sales revenue

The Company’s exports in 2023 were 102.5 kt of Green Lithium and 32.5 kt of Green By-Products, with total net revenues of $181.2 million, which included the impact of provisional pricing adjustments of $66.2 million related to changing market values and the implications to the final sales price expected for the shipments of 2023. The final value at settlement may differ from initial book value, and changes in said value are monitored in the futures market and any provisional pricing adjustments are recognized as revenue in the statement of loss.

Cost of Goods Sold

Year ended
December 31,
Mining costs
Salaries and benefits	(1,074)
Mining service providers	(18,786)
Blasting and fuels	(8,924)
Equipment rental	(752)
Depletion	(3,084)
Other	(202)
(32,822)

Processing costs
Salaries and benefits	(6,423)
Fuels	(4,072)
Consumables	(15,048)
Equipment rental	(3,067)
Depreciation	(4,287)
Taxes and fees	(358)
Power supply	(765)
Plant services	(2,278)
Other	(2,452)
(38,750)

Royalties
Royalties	(5,168)

Distribution cost
Freight	(12,744)
Insurance	(133)
Warehouse	(455)
Port operations	(2,263)
Total distribution cost	(15,595)

Total cost of goods sold	(92,335)

| 20

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Cost of Goods Sold

The Company began operations in the second quarter of 2023. The total costs of goods sold were $92.3 million and were incurred to run the mining operations ($32.8 million) as well the processing activities in mineral crushing and in Dense Media Separation (“DMS”) ($38.7 million) and distribution costs ($15.6 million). The Company’s sales are also subject to the payment of royalties, which amounted to $5.2 million in 2023.

Distribution costs of $15.6 million relate to the transportation of the Green Lithium High Grade Concentrate and Green By-products from the plant to the port of Vitória, as well as warehousing, transport insurance and fees to the port operator.

The Company was in pre-operating stage in the year ended December 31, 2022 and, accordingly, there were no sales nor cost of goods sold in that year.

Sales Expenses and Commissions

The Company’s total sales expenses and commissions in 2023 amounted to $2.5 million. In 2022 the Company was in pre-operating stage and, accordingly, no sales expenses and commissions were incurred.

General and Administrative Expenses

General and administrative expenses	Year Ended December 31,		Change
(in C$000s)	2023	2022	2023 vs. 2022
Salaries and benefits (Board, CEO and CFO)	(1,122)	(329)	(793)
Salaries and benefits (Staff)	(13,313)	(2,420)	(10,893)
Legal	(9,624)	(2,135)	(7,489)
Travel	(3,958)	(1,366)	(2,592)
Accounting services	(1,303)	(449)	(854)
Audit services	(2,244)	(864)	(1,380)
Insurance (D&O)	(4,761)	(1,518)	(3,243)
Marketing, business development and investor relations	(3,454)	(2,504)	(950)
Taxes and fees	(1,886)	(1,115)	(771)
Advisory services	(5,377)	—	(5,377)
Demurrage/Transport	(1,649)	—	(1,649)
Insurance	(1,025)	—	(1,025)
Depreciation	(176)	(102)	(74)
Other	(4,506)	(3,160)	(1,346)
	(54,398)	(15,962)	(38,436)

As the Company began its operations in April 2023, the general and administrative expenses of $54.4 million increased by $38.4 million as compared to $16.0 million in 2022. The main factors for this increase are salaries and benefits, which contributed with $11.0 million of increase due to the beginning of operations when the Company hired many new employees in several areas, legal expenses contributed with $7.5 million due to legal fees incurred in the strategic review process and litigations, insurance expenses in 2023 was greater in the amount of $4.3 million as compared to 2022 as well as other several expenses, such as travel, demurrage, costs related to public companies.

| 21

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Other Operating Income (Expenses), Net

Other operating expenses	Year Ended December 31,		Change
(in C$000s)	2023	2022	2023 vs. 2022
Income
Leases (contract termination)	106	—	106
Others	113	—	113
Expenses
Salaries and benefits (ESG)	(2,266)	(644)	(1,622)
Reversal of provisions	768	—	768
Social actions	(5,061)	—	(5,061)
Others	(317)	(1,048)	731
Other operating expenses	(6,657)	(1,692)	(4,965)

Other operating income (expenses), net increased by $5.0 million, to $6.7 million in the year ended December 31, 2023, from $1.7 million in the year ended December 31, 2022 mainly due to the following factors below:

(a)	salaries and benefits of ESG-related personnel increased by $1.6 million, to $2.2 million in the year ended December 31, 2023 from $0.6 million in the year ended December 31, 2022 due to the increase in the ESG initiatives of the Company;
(b)	additionally, in 2023 the Company reversed provisions in the amount of $0.8 million due to settlements negotiated at lower amounts.
(c)	Social programs of $5.1 million were incurred in 2023 compared to none in 2022.

Stock-based compensation

The decrease of $64.7 million in stock-based compensation for the year ended 2023 of $46.9 million (compared to $111.6 million in the year ended 2022) is mainly due to recognition of a provision for RSU’s associated to new beneficiaries and the fair market value of RSUs vested during the year , which was more than offset by the reversal of the losses associated with the RSU’s of a former executive director.

Financial income (expenses), net

Refer to the table below for a summary of the Company’s net financial income and expenses for the years presented:

Financial income (expenses), net	Year Ended December 31,		Change
(in C$000s)	2023	2022	2023 vs. 2022
Financial Income	3,360	463	2,897
Interest on loans and export prepayment agreement	(15,245)	(329)	(14,916)
Interest and late payment penalties on taxes	(1,945)	—	(1,945)
Interest expenses on leases	(456)	—	(456)
Taxes on foreign currency transactions	(2,472)	(82)	(2,390)
Reversal of present value adjustment on asset retirement obligation	(731)	(15)	(716)
Other expenses	(696)	—	(696)
Foreign exchange variation on net assets	8,292	6,879	1,413
Financial income (expenses), net	(9,893)	6,916	(16,809)

| 22

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Financial income and expenses for the year ended December 31, 2023 amounted to net financial expenses of $9.9 million as compared to net financial income of $6.9 million for the year ended December 31, 2022. The main factors for the change are:

•	Due to the beginning of operations in 2023, the Company invested cash surplus during the year and recognized an income of $3.4 million compared to $0.5 million in 2022.
•

Interest on loans and export prepayment increased $14.9 million, to $15.2 million in 2023 from $0.3 million in 2022 mainly due to the recognition of interest on the long-term export prepayment of $100.0 million, an agreement entered into in mid-December 2022.

•	Interest and late payment penalties on taxes of $1.9 million in 2023 compared to none in 2022.
•

Foreign exchange variation of $8.3 million in 2023 compared to $6.9 million in 2022 as a result of the appreciation of the U.S. dollar against the Brazilian Real functional currency on cash held in U.S. dollars during the year.

Non-GAAP Measure

a)Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)

The adjusted EBITDA is meaningful for the stakeholders, since the Company can demonstrate the effective EBITDA, considering the relevant impact about stock-based compensation in the profit & loss. Since this item is a non-cash effect the reconciliation below is necessary and relevant for understanding process of the Company´s EBITDA measurement.

Adjusted EBITDA” is a non-GAAP measure, which is calculated using net loss for the year/period and excluding the amounts charged as (i) depreciation and depletion, (ii) interest on loans and export prepayment agreement, and (iii) income taxes as shown in the reconciliation below:

	Three Months Ended	Twelve Months
	December 31	Ended December 31,
EBITDA - Reconciliation (in C$000s)	CAD	CAD
Net loss for the year	(13,217)	(38,246)
(+) Depreciation and depletion	3,159	7,547
(+) Interest on loans and export prepayment agreement, taxes and leases	5,247	15,921
(+) Income taxes	(432)	6,719
EBITDA	(5,243)	(8,059)
(+) Stock-based compensation	364	46,990
Adjusted EBITDA	(4,879)	38,931
Adjusted EBITDA (%)*	(9.5)%	21.5%

* For the adjusted EBITDA (%) the Company consider the amount of the adjusted EBITDA over the sales revenue, which represent $51,306 for the three months ended December 31, 2023 and $181,231 for the twelve months ended December 31, 2023

b)General and administrative expenses split between ongoing and one-off and certain other expenses

Additionally, as 2023 was the first year of operations, the Company’s management separated the general and administrative expenses per nature in ongoing and one-off and certain other expenses since the Company incurred in a number of those one-off and certain other expenses that are not expected to be incurred continuously. The table below shows the separate information of the ongoing expenses incurred in the normal course of business from those expenses incurred in particular events. The particular events occurred in 2023 were the inauguration of the industrial plant, a period when the Company incurred in an atypical number of travel expenses (Such as airplane tickets, meals and accommodations). Other particular events which demanded high level of legal expenses not compatible with the size of our operations were related to the due diligence for the potential acquisition of the Company and the litigation for the theft event occurred in the virtual data room established for that potential acquisition.

| 23

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

	Three Months Ended
General and administrative expenses	December 31, 2023			Year Ended December 31, 2023
		One-off and			One-off and
		certain			certain
		other			other
(in C$000s)	Total	expenses	Ongoing	Total	expenses	Ongoing
Salaries and benefits (Board, CEO and CFO)	(385)	—	(385)	(1,122)	—	(1,122)
Salaries and benefits (Staff)	(2,345)	(500)	(1,845)	(13,313)	(6,090)	(7,223)
Legal	(3,645)	(3,412)	(233)	(9,624)	(9,270)	(354)
Travel	(939)	(409)	(530)	(3,958)	(1,849)	(2,109)
Accounting services	(288)	(230)	(58)	(1,303)	(1,053)	(250)
Audit services	(577)	—	(577)	(2,244)	(1,334)	(910)
Insurance (D&O)	(1,187)	—	(1,187)	(4,761)	—	(4,761)
Marketing, business development and investor relations	(548)	(115)	(433)	(5,631)	(2,971)	(2,660)
Taxes and fees	(106)	(94)	(12)	(1,886)	(1,806)	(80)
Depreciation and depletion	(55)	—	(55)	(176)	—	(176)
Other	(2,952)	(3,068)	116	(10,380)	(8,724)	(1,656)
General and administrative expenses	(13,027)	(7,828)	(5,199)	(54,398)	(33,097)	(21,301)

Liquidity and Capital Resources

Cash Flow Highlights	Three Months Ended Dec 31,		Year Ended Dec 31,
(in C$000s)	2023	2022	2023	2022
Cash used in Operating Activities	49,527	10,219	(30,792)	(5,443)
Cash used in Investing Activities	(20,299)	(72,852)	(82,217)	(132,529)
Cash provided by Financing Activities	(3,133)	77,678	77,825	79,787
Effect of Foreign Exchange on Cash	166	(3,877)	3,233	234
Change in Cash and Cash Equivalents	26,261	11,168	(31,951)	(57,951)
Cash & Cash Equivalents – Beginning of Period	38,142	85,186	96,354	154,305
Cash & Cash Equivalents – End of Period	64,403	96,354	64,403	96,354

Liquidity Outlook

Sigma’s use of cash is currently, and is expected to continue to be, focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

As of December 31, 2023, the Company had $64.3 million in cash and cash equivalents, which compares to the $96.4 million at December 31, 2022. The cash reduction of $31.9 million is mainly related to cash used in operating activities of $30.8 million and cash used in investing activities of $82.2 million (mostly related to purchases of property, plant and equipment in the amount of $45.8 million) partially offset by cash provided by financing activities of $77.8 million (mostly related to proceeds from loans amounting to$92.6 million) and the effect of foreign exchange on cash of $3.2 million.

As of September 30, 2023, the Company had $38.1 million in cash and cash equivalents and as of December 31, 2023 had $64.4 million. For the three-month period ended December 31, 2023, the cash and cash equivalents increased by $26.3 million due to sales recognized during the quarter and to an additional tranche drawn from BDMG in the amount of $8.6 million. The same period of 2022, cash and cash equivalents increased $11.2 million, from $85.2 million as of September 30, 2022 to $96.4 million as of December 31, 2022 due to the export prepayment agreement entered into by the Company in mid-December 2022, when $78.4 million was released to the Company, which more than offset the payments made to meet its obligations.

| 24

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Additionally, as of December 31, 2023 the Company had total debt outstanding (loans and export prepayment) of $170.9 million comprised of the long-term export prepayment agreement of $144.8 million entered into on December 10, 2022 (fully drawn as of the date of this MD&A), $13.3 million drawn from BDMG during 2023 and the export prepayment trade finance of $12.8 million entered into on October 31, 2023, compared to $77.4 million as of December 31, 2022, the first tranche of the long-term export prepayment mentioned above.

As of September 30, 2023, the Company had total debt outstanding (loans and export prepayment) of $150.4 million comprised of the long-term export prepayment agreement of $132.7 million, $4.4 million drawn from BDMG in January 2023 and the export prepayment trade finance of $13.3 million entered into in August 2023, and as of December 31, 2023 had $170.9 million. For the three-month period ended December 31, 2023, total debt outstanding (loans and export prepayments) increased by $20.5 million primarily due to the additional tranche drawn from BDMG in the amount of $8.6 million mentioned above and interest accrual on the long-term export prepayment of $15.3 million. The same period of 2022, total debt outstanding (loans and export prepayment) increased by $77.4 million due to the long-term export prepayment agreement entered into by the Company in mid-December 2022. As of September 30, 2022, the Company had no debt outstanding.

In the first quarter of 2024, the Company entered into export prepayment agreements trade finance with financial institutions in the total amount of $120,015, equivalents to US$89,000, with maturities between 90 and 180 days with annual interest rates ranging from 5.9% to 12.0%.

Operating Activities

Cash used in operating activities during the year ended December 31, 2023 was $30.8 million, which compares to $5.4 million during the year ended December 31, 2022. The main changes in the cash used in operating activities are as follows:

●	A decrease of $89 million in net loss for the year, to $38.2 million for the year ended December 31, 2023 from $127.2 million for the year ended December 31, 2022 due to the beginning of operations and sales revenues recognized in 2023. In 2022, the Company was in pre-operating stage;
●	An increase of $17.4 million in interest on loans and leases due to new debts entered into during 2023, as well as the interest accruals on the long-term export prepayment entered into in mid-December 2022, when there was less than one month of interest and in 2023 there were twelve months of interest;
●	An increase of $7.4 million in depreciation and depletion since the industrial plant began operations as from April 2023 as compared to depreciation of administrative items in 2022;
●	The recognition of $6.7 million of income tax and social contribution expenses in 2023 as compared to none in 2022;
●	A decrease of $64.6 million in expenses related to stock-based compensation, to $47.0 million in 2023 from $111.6 million in 2022;
●	A decrease of $5.4 million in net foreign exchange gain to $12.3 million in 2023 from a gain of $6.9 million in 2022;
●	An increase in trade accounts receivable of $30.4 million in 2023 compared to none in 2022 since the Company began its operations during 2023. In 2022 the Company was in pre-operating stage;
●	An increase in inventories amounting to $18.6 million compared to none in 2022 since the Company began its operations during 2023. In 2022 the Company was in pre-operating stage;
●	An increase in advances to suppliers amounting to $5.1 million compared to none in 2022 since the Company began its operations during 2023. In 2022 the Company was in pre-operating stage;

| 25

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

●	An increase of $17.3 million in recoverable tax credits, mainly PIS and COFINS contributions arisen from the Company’s operations which can be offset to federal taxes payable of future periods. In 2022 there was no recoverable taxes recognized;
●	A decrease in prepaid expenses and other assets of $1.6 million in 2023 as compared to 2022 due to the collateral recognized in 2023 of $6.8 million compared to $9.6 million in 2022, partially offset by an increase in certain other assets;
●	A decrease in accounts receivable from related parties of $5.9 million due to reimburse of geology expenditures;
●	An increase of $14.5 million in suppliers in 2023 which compares to an increase of $24.7 million in 2022 due to the construction of the Phase 1 Greentech Plant initiated in 2022, which demanded the engagement of suppliers of equipment and of contractors, concluded in March 2023;
●	An increase of $3.9 million in taxes payable due to the beginning of the Company’s operations. In 2022 the Company was in pre-operating stage;
●	An increase of $1.7 million in prepayment from customer due to the excess of amount the customer paid in advance. In 2022 the Company was in pre-operating stage;
●	A decrease of $5.4 million in founder’s royalty in 2023 due to cash settlement to close the obligation of paying perpetual royalties to the founder recognized in 2022; and
●	A decrease of $2.3 million in 2023 related to income taxes paid. In 2022 the Company was in pre-operating stage and had no income taxes payable.

For the three-month period ended December 31, 2023 cash provided by operating activities amounted to $49.5 million compared to $10.2 million for the same period of 2022, an increase of $39.3 million primarily due to the beginning of operations during 2023.

Investing Activities

Cash used in investing activities during the year ended December 31, 2023 was $82.2 million, which compares to $132.5 million during the year ended December 31, 2022.

The significant components of investment activities are associated with the construction of the Greentech Plant and its further improvements as well as deferred exploration and evaluation expenditures of the Phase 2.

For the three-month period ended December 31, 2023, cash used in investing activities of $20.3 million compared to cash used of $72.9 million in the same period of 2022, a decrease of $52.6 million primarily due to the construction of the Phase 1 Greentech Plant initiated in 2022, whilst the expenditures with the plant in 2023 was limited to certain improvements at amounts lower than those invested in the construction.

Financing Activities

Cash provided by financing activities during the year ended December 31, 2023 was $77.8 million, which compares to $79.8 million during the year ended December 31, 2022.

The sources of cash during the year ended December 31, 2023 was primarily driven by $54.4 million of proceeds drawn in February and March 2023 under the long-term export prepayment agreement (now fully drawn), $12.4 million of proceeds from BDMG drawn in January and December 2023 and export prepayment trade finance in the amount of $25.4 million. Additionally, the Company repaid $13.3 million of one export prepayment trade finance in October 2023.

| 26

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

For the three-month period ended December 31, 2023, cash used in financing activities of $3.1 million compared to cash provided of $77.7 million in the same period of 2022, a decrease of $80.8 million primarily due to the long-term export prepayment agreement entered into late December 2022 compared to repayment of $13.3 million of our short-term export prepayment trade finance partially offset by the additional tranche drawn from BDMG in late December 2023 in the amount of $8.6 million.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares Issued and Outstanding	110,542,296
RSUs (*)	870,835
Stock Options (*)	100,000
Fully Diluted Number of Common Shares	111,513,131

(*) RSUs and stock options in the table above are antidilutive at the date of this MD&A since the Company operates in loss.

There are RSUs for 0.90 million Common Shares outstanding. There are stock options exercisable for 100,000 Common Shares outstanding, which have an average exercise price of $29.84 and expire in April 2027.

DISCLOSURE, CONTROLS & PROCEDURES

The CEO and CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under National Instrument 52-109 (NI 52-109) issued by the Canadian Securities Administrators and in Rule 13a-15d - 15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The DC&P is to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The CEO and CFO of the Company concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2023.

In light of the material weaknesses described below, management performed additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Accordingly, management believes that the consolidated financial statements included in this Annual Report on Form 40-F fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in NI 52-109 and Rule 13a-, 15d - 15(f) of the Exchange Act. Under the supervision and with the participation of our Management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Management concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

| 27

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Management has identified the following material weaknesses:

●	An ineffective control environment resulting from the failure to disseminate a Portuguese version of the Code of Ethics and relevant training thereon, an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;
●	An ineffective risk assessment process necessary to identify all relevant risks of material misstatement, including fraud risks, and to evaluate changes that could impact internal control over financial reporting, as well as the implications of relevant risks on the achievement of objectives, including financial reporting objectives;
●	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities . This includes the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;
●	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and
●	Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

The control deficiencies resulted in immaterial misstatements to the consolidated financial statements. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2023.

The Company engaged KPMG Auditores Independentes Ltda. (“KPMG Ltda.”) to perform an “integrated audit” which encompassed an opinion on the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023, as well as an opinion on the effectiveness of the Company’s ICFR as of December 31, 2023. KPMG Ltda., the Company’s independent registered public accounting firm, audited the Company's consolidated financial statements and issued an adverse opinion on the effectiveness of ICFR. KPMG‘s attestation report on the Company’s ICFR was incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended December 31, 2023.

MANAGEMENT’S REMEDIATION PLAN

The Company continues its efforts to address the material weaknesses mentioned above. These remediation efforts are ongoing, and the Company intends to sustain its initiatives aimed at enhancing the internal control environment, a task that will demand significant efforts throughout 2024 and possibly into 2025.

Throughout 2023 and to the present, we conducted a comprehensive review of our internal control procedures and have been actively pursuing steps to address and remediate the identified material weaknesses. The Company:

(i)

engaged external consultants to assist Management in assessing its internal control over financial reporting, mapping all existing control deficiencies, defining remediation plans and formed a team responsible for redesigning processes and developing process automation, including those related to accounting and reporting;

(ii)

strengthened the accounting and reporting team by hiring more experienced people, which resulted in replacement of key-personnel as well as the reducing reliance  on third parties engaged in the accounting, tax and reporting activities;

| 28

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

(iii)

implemented new procedures to enhance accuracy in the interim and annual filings. This includes developing a detailed financial statement closing schedule to oversee preparation, completion, and quality control. Additionally, we introduced the Disclosure and Content Guide, a comprehensive checklist ensuring compliance with all financial reporting requirements. Although is not documented as a control, senior management now conducts additional layers of review to ensure the accuracy of the filings.

(iv)

took steps to improve our information technology (IT) controls and infrastructure. These efforts include addressing IT general control (ITGC) activities, establishing relevant policies and procedures, and engaging external SAP developers to implement IT system improvements and address gaps in the IT structure. Additionally, measures have been implemented in 2024 involved collaborating with SAP developers to map existing gaps, enhance ITGC, and establish policies and procedures for the IT organization structure. This included the development of a Data Security Policy and an Access Control Policy.

(v)

approved a new version of the Company’s Code of Ethics in Portuguese on March 18, 2024. This updated Code of Ethics will be disseminated to all employees and accompanied by training sessions throughout 2024. Sigma is committed to operating with integrity and is strengthening its Code of Ethics across all levels and jurisdictions, as part of efforts to foster a culture of controls and compliance.

(vi)	approved a supplier’s code of ethics on March 18, 2024, establishing rules for the relationship of the suppliers with our employers, authorities, and communities.

Further steps to remediate the material weaknesses described above that the Company is pursuing including the following:

a.

Control environment: We are committed to continuously identifying, training, and retaining personnel with the necessary skills and experience in designing, operating, and documenting internal controls over financial reporting. Additionally, we plan to expand our finance staff to enhance the segregation of duties and responsibilities;

b.

Risk assessment: The Company is redesigning all financial reporting that will enhance risk assessment process, document the process understanding, creating flowchart, identifying process risk point and control to address it;

c.

Information and communication: The Company is redesigning its whistleblower channel to make it user friendly and stimulate the usage thereof as a tool for important external and internal communication. We will continue enhancing data reliability and internal controls, harmonizing our IT controls, and addressing current system limitations.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

d.

Monitoring activities: The financial and accounting team will work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2024 with a focus on the controls matrix for process underlying all significant accounts and disclosures. The external specialists with expertise in internal controls implementation are assisting with the development and documentation of the following workstreams related to the internal controls over financial reporting needed to be in compliance with SOX (“Sarbanes Oxley”): (i) prepare and review the risks and controls matrix; (ii) establish a Project Management Office to manage the control deficiencies and remediation; (iii) develop and document  structured policies and procedures; (iv) test the design, implementation and operating effectiveness of the internal controls after remediation to support the CEO and CFO certifications; and (v) support training content development and conducting training sessions across the Company.

e.

Control activities: We will continue to refine our control activities to mitigate risks and ensure the achievement of objectives, designing and implementing controls activities and IT general controls over all the processes in order to address the process risk point.

We are confident that our remediation plan will adequately address the identified material weaknesses and bolster our internal control over financial reporting. Management will continue to review and make necessary changes to the overall design and operation of the Company’s internal control environment, as well as the policies and procedures to improve the overall effectiveness of internal control over financial reporting. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management concludes, through testing, that these controls are operating effectively. The Company is taking steps toward remediation during the 2024 fiscal year, but still cannot ensure our internal controls environment will be free of material weaknesses by the end of fiscal year 2024.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND REMEDIATION

As described above under “Remediation Efforts to Address the Material Weaknesses”, we are taking actions to remediate the material weaknesses in our internal control over financial reporting. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

| 30

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.

A10 Investimentos Ltda. is an asset management firm controlled by Marcelo Paiva, a Director of the Company, and is the investment manager of the A10 Fundo de Investimento de Acoes – Investimento no Exterior (“A10 Fund”), which holds a controlling position in the Company.

A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda is a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the year 2023.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of the Company. The CEO, Ana Cabral-Gardner (Co-CEO on December 31, 2022), has a minority interest .
A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Serviços de Análise de Empresas e Administrativos Ltda is an administrative services firm controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the year 2023.

Miazga	Miazga Participações S.A is a land administration company in which Ana Cabral-Gardner, the CEO of the Company (Co-CEO on December 31, 2022), has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cabral-Gardner, the CEO of the Company (Co-CEO on December 31, 2022), has in indirect economic interest.
R-TEK

R-TEK Group Pty Ltd is a corporation in which a former officer of the Company, Brian Talbot, who resigned on September 29, 2023 is the controlling shareholder and since 4th quarter it was not considered as related party anymore

Tatooine	Tatooine Investimentos S.A. is a land administration company in which a former officer of the Company, Marina Bernardini, is the controlling shareholder and officer.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

| 31

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

a)	Transactions with related parties

Cost sharing agreements (“CSAs”): The Company has CSAs with A10 Advisory and A10 Finanças, whereby the firms are reimbursed for certain expenses: (i) the cost of administrative personnel that is 100% allocated to the Company; (ii) the rental of office space that was formerly occupied by A10 Advisory and that is now fully used by the Company; (iii) health insurance expenses of former A10 Advisory staff now employed by the Company; and (iv) any relatively minor expenses of the Company that may be paid by one of the firms for later reimbursement by the Company.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant.

Note Payable: The Company fully repaid the final installment of $0.3 million to Arqueana in March 2022.

Accounts receivable (Miazga): This receivable refers to Miazga’s purchase of property located in the area of interest of the Project (the “Property”). Sigma Brazil paid for that purchase on behalf of Miazga for future reimburse. The purpose of this purchase of property is to be further transferred to authorities for environmental compensation purposes. This receivable provides for an amount up to Brazilian Reais R$0.8 million (equivalents to $0.2 million), which is the amount spent on the purchase of the property. This receivable is non-interest bearing. Both the purchase agreement and this receivable are divided into two installments, with the first installment paid on December 31, 2022, and the last installment to be paid once the property has successfully been transferred to Miazga.

Accounts receivable (Arqueana): The Company paid for drilling services provided by a third party that were performed on Arqueana’s land. These amounts are unsecured and are non-interest bearing. The amount was fully repaid in March 2023.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $15.9 million. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement at December 31, 2023 represents a total amount of $12,957, bearing 12% p.a. interest with final maturity date aligned with the exhaustion of our reserves expected for 2038.

b)	Transactions with related parties

	12/31/2023			12/31/2022
	Pre-	Accounts	Expenses /	Pre-	Accounts	Expenses /
	payments /	payable /	Payments /	payments /	payable /	Payments /
Description	Receivable	Debt	Income	Receivable	Debt	Income
A10 Advisory
CSA	—	—	391	—	—	122
Miazga
Lease agreements	—	42	16	—	42	7
Prepaid land lease offset	96	22	—	103	13	51
Loan Agreement	121	—	—	113	—	—
Arqueana
Lease agreements	—	235	24	—	225	43
Due from related parties	—	—	—	4,881	—	—
Accounts receivable	—	—	—	—	—	326
R-TEK
Services provision	—	—	2,278	—	242	1,142
Tatooine
Accounts receivable	12,957	—	638	—	—	—
Total	13,174	299	3,347	5,097	522	1,691

| 32

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

c.Key management personnel

	12/31/2023	12/31/2022
Stock-based compensation, included in operating expenses	24,337	95,398
Salaries, benefits and director's fees, included in general and administrative expenses	1,152	1,969
Salaries, benefits and stock-based compensation capitalized in property, plant and equipment and in exploration and valuation assets	—	3
Severance costs	—	46
Total Compensation	25,489	97,416

Key management includes the directors of the Company, executive management team and senior management at Sigma Brazil.

NEW IFRS PRONOUNCEMENTS

(a)Not yet effective

The following standards and interpretations have been issued but were not mandatory for annual reporting ended on December 31, 2023. The Company does not expect adoption of these standards to have a material effect on the consolidated financial statements:

•	Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting year. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

•	the carrying amount of the liability,
•	information about the covenants, and
•	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	Supplier finance arrangements – Amendments to IAS 7 and IFRS 7

The IASB has issued new disclosure requirements about supplier financing arrangements (‘SFAs’), after feedback to an IFRS Interpretations Committee agenda decision highlighted that the information required by IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures falls short of meeting user information needs.

The objective of the new disclosures is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The new disclosures include information about the following:

The terms and conditions of SFAs.

a)	The carrying amounts of financial liabilities that are part of SFAs and the line items in which those liabilities are presented.
b)	The carrying amount of the financial liabilities in (b) for which suppliers have already received payment from the finance providers.
c)	The range of payment due dates for both the financial liabilities that are part of SFAs, and comparable trade payables that are not part of such arrangements.
d)	Non-cash changes in the carrying amounts of financial liabilities in(b).
e)	Access to SFA facilities and concentration of liquidity risk with finance providers.

The IASB has provided transitional relief by not requiring comparative information in the first year, and also not requiring disclosure of specified opening balances. Further, the required disclosures are only applicable for annual periods during the first year of application. Therefore, the earliest that the new disclosures will have to be provided is in annual financial reports for December 2024 year-ends, unless an entity has a financial year of less than 12 months. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption.

●	Lack of Exchangeability Amendments to IAS 21

The amendments establish that when one currency is not exchangeable for another on the measurement date, the spot exchange rate must be estimated. In addition, they provide guidance on how to assess interchangeability between currencies and how to determine the spot exchange rate when interchangeability is absent. When the spot exchange rate is estimated because a currency is not exchangeable for another currency, information must be disclosed to allow the understanding of how the currency not exchangeable for another currency affects, or is expected to affect, the statements of income, the statement of financial position and the statements of cash flows. The amendments are effective January 1, 2025, with specific transition rules.

(b)Effective as from January 1st, 2023

●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The Company adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require the disclosure of ‘material’, rather than ‘significant’ accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. Management reviewed the accounting policies and made updates to the information disclosed in the notes to the financial statements in certain instances, in line with the amendments.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	Amendments to IAS 12 - OECD Pillar Two Rules

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”. When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate. In May 2023, the IASB made amendments to IAS 12 - Income Taxes, which provide a temporary relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules. There were no financial effects of adoption of this Standard.

•	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The change is effective for annual years beginning on or after January 1, 2023, and required the recognition of a deferred tax asset and a deferred tax liability when a single transaction generates taxable and deductible temporary differences at the same time. There were no financial effects of adoption of this Standard.

RISK FACTORS

The Company is subject to numerous risk factors at any given time (many of which are beyond its control) which could materially adversely impact upon its business, financial condition, results of operations, cash flows, ability to obtain financing and prospects and, as a result, the trading price of the Common Shares. For risk factors faced by Sigma, please refer to its Annual Information Form for the year ended December 31, 2023 in the section titled “Risk Factors” filed on the Company’s profile on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov, as revised or supplemented as follows:

Risks Related to Resource Development

•

Development of the Company: The Company’s business strategy depends in large part on developing and maintaining the Company as a commercially viable mining operation. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and capital and operating cost requirements. The continuous development and operation of the Company is subject to the Company securing the necessary funding and other resources and is also subject to numerous development and operational risks.

Accordingly, there can be no assurance that the Company will be able to maintain as a commercial mining operation.

•

Achieving and managing growth: The Company began its operations in the second quarter of 2023 and has faced a substantial increase in skilled personnel and operational support as it transitions to a more consolidated operating stage. The Company’s ability to succeed in concluding the development to commercial operations depends on a number of factors, including management’s ability to manage this transition, the availability of working capital, and the ability to recruit and train additional qualified personnel (and, where appropriate, to engage third party contractors with qualified personnel).

| 35

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Risks Related to the Company’s Business and Securities

•

Risks of future losses and going concern: The Company’s ability to continue as a going concern is dependent upon the ability to ultimately generate future profitable operations and obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the years ended December 31, 2023 and 2022. The Company had a cash balance of $64.4 million as of December 31, 2023 and believes it will be capable of generating more cash from its operations and considers it will continue as a going concern at least for the next twelve months. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on obtaining additional debt financing to fund long-term expenditures related to the construction of the forthcoming Phase 2 Greentech Plant.

•

Significant shareholder influence: To the Company’s knowledge, as of the date hereof, A10 Investimentos Fundo de Investimento de Ações - Investimento No Exterior (“A10 Fund”) holds approximately 43.3% of the outstanding Common Shares. For as long as it directly or indirectly maintains a significant interest in the Company, A10 Fund may be in a position to affect the Company’s governance and operations. As a result of its shareholdings, A10 Fund has the ability, among other things, to approve significant corporate transactions and delay or prevent a change of control of the Company that could otherwise be beneficial to minority shareholders. A10 Fund generally will have the ability to control the outcome of any matter submitted for the vote or consent of the Company’s shareholders. In some cases, the interests of A10 Fund may not be the same as those of the other minority shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or minority shareholders (including conflicts of interests that result from certain officers and directors being involved with the A10 Fund). The effect of this influence may be to limit the price that investors are willing to pay for Common Shares.

In addition, the potential that A10 Fund may sell Common Shares in the public market or in private transactions, as well as any actual sales of Common Shares in the public market or in private transactions, could adversely affect the market price of the Common Shares.

Risks Related to cyber-security

The Company is subject to risks associated with its information technology systems and cyber-security, such as the misappropriation of the Company’s confidential information noted above, the disclosure of which could have an adverse effect on the Company.

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements, management has made judgments and estimates about the future that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments

Judgments are made in relation to the application of accounting policies that have significant effects on the amounts recognized in the financial statements as well as the extent and significance of the disclosure given, whether the circumstances affecting the Company has been adequately considered when preparing the financial statements. The judgment considered in the financial statements is the classification as non-current liability of the long-term export prepayment agreement repayable by December 2026 since the amortization of principal is dependent upon the sum of net cash from operating and investing activities.

Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Company’s risk management and commitments where appropriate. Revisions to estimates are recognized prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying amounts include, but are not limited to:

| 36

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

Measurement of share-based payment transactions: The valuation of the Company’s share-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s restricted share units (“RSU’s) that contain market-based conditions is based on a Monte Carlo pricing model which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgement is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

Mineral reserves and mineral resources: Proven and probable mineral reserves of the Company are those measured and indicated mineral resources demonstrated by at least a preliminary feasibility study and commercial viability. The Company estimates its proven and probable mineral reserves and measured, indicated and inferred mineral resources based on the work done and compiled by qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured, indicated and inferred mineral resources estimates may impact the carrying amount of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation and depletion.

Assets retirement obligation: The Company assesses its provision for assets retirement obligation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Impairment of non-financial assets: Significant judgements, estimates and assumptions are required to determine whether an impairment trigger event has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of the Company’s cash generating unit; and (v) discount rates that reflect specific risks relating to the relevant assets in the cash-generating unit.  These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

Provisional pricing adjustments: The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on the estimated price for the quotational period stipulated in the contracts. Final prices are normally determined in approximately 105 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

| 37

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

CAPITAL MANAGEMENT

The Company manages its capital with the following objectives:

•

To ensure sufficient financial flexibility to achieve its ongoing business objectives, namely funding future growth opportunities (including potential production expansions through the development of the Project’s Phase 2 and Phase 3 deposits); and

•	To maximize shareholder returns through enhancing its share value.

The Company monitors its capital structure and adjusts according to market conditions to meet its objectives, given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, raising debt, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

The Company’s shareholders’ equity is comprised of share capital, stock-based compensation, other comprehensive income (loss) and accumulated losses, which on December 31, 2023 totaled $214.6 million (December 31, 2022: $183.1 million). The Company’s capital management objectives, policies, and processes remained unchanged during the year ended December 31, 2023.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditures and other investing and financing initiatives based on its activities.

FINANCIAL RISK FACTORS

The Company is exposed to a variety of financial risks such as credit risk, liquidity risk and market risks, including interest rate risk, foreign currency risk and price risk).

The fair values of cash and cash equivalents, accounts payable, export prepayment trade finance and credits from related parties approximate their carrying amounts due to the short-term to maturity of these financial instruments.

Credit Risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

At December 31, 2023, the credit risk is fully concentrated on a single customer since the Company is currently developing its credit portfolio.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

| 38

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including interest (Thousands of Canadian dollars):

Contractual obligations (in C$ 000s)	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	59,826	—	—	—	59,826
Accounts payable	11,326	—	—	—	11,326
Export prepayment	28,907	166,299	5,478	—	200,684
Lease liabilities	2,132	2,827	245	523	5,727

Market Risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on the estimated price for the quotational period stipulated in the contracts. Final prices are normally determined in approximately 105 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined during the first half of 2024 is detailed below:

		Shipment
	Volume	average		Effect on Sales
	(kt)	price	Variation	Revenue

High grade lithium concentrate (Probable)	87,534	USD 1,215 / $1,611	—	—
High grade lithium concentrate (+20%)	87,534	USD 1,215 / $1,611	USD 243 / $322	28,186
High grade lithium concentrate (-20%)	87,534	USD 1,215 / $1,611	(USD 243) / ($322)	(28,186)

(*) The sensitivity analysis of the probable scenario was measured using the CIF -Fastmarkets spot price of April 18, 2024 as a reference and the exchange rate is USD1.00 to $1.3256 at December 31, 2023.

Interest Rate Risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, Selic and BSBY, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

| 39

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The Company considered probable scenario, scenarios 1 and 2  of changes in interest rates volatility as of December 31, 2023.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances:

Changes in interest rates and exchange rates (in C$ 000s)		Notional	Probable scenario (*)	Scenario 1	Scenario 2
Assets
Rate		13.04%	10.03%	9.03%	8.03%
Cash and cash equivalent	CDI (-10% and -20%)	11,515	(1,155)	(1,040)	(924)
		Notional	Probable scenario (*)	Scenario 1	Scenario 2
Liabilities
Rate	11.65%	11.15%	12.27%	13.38%
BDMG	Selic (+10% and +20%)	(13,285)	(1,481)	(1,629)	(1,778)

Rate	5.43%	5.40%	5.54%	5.67%
Export prepayment agreement	BSBY (+2,5% and +5,0%)	(109,644)	(5,923)	(6,071)	(6,219)

(*) Sensitivity analysis of the scenario probable was measured using as reference the rates at at March 31, 2024.

Foreign Currency Risk

The exposure arises from the existence of assets and liabilities generated in Dollar, since the Company's functional currency is the Brazilian Real.

The consolidated exposure as of December 31, 2023 and 2022 is as follow:

Description	12/31/2023	12/31/2022
Canadian dollars (in C$ 000s)
Cash and cash equivalents	68	—
Suppliers	(779)	—
Account payables	(6,136)	—
Other current liabilities	(67)	—
	(6,914)	—
United States dollar (in C$ 000s)
Cash and cash equivalents	4,557	28,704
Trade accounts receivable	22,400	—
Interest - Exporte prepayment agreement	(11,689)	(3,800)
Export prepayment agreement	(109,644)	(60,114)
	(94,376)	(35,210)

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario and scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate at December 31, 2023.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

The currencies used in the sensitivity analysis and its scenarios are shown below:

		12/31/2023
		Probable	Scenario 1	Scenario 2
Currency	Exchange rate	scenario (*)	(+/-10%)	+/-20%)
CAD (+)	3.6522	3.6924	4.0616	4.4309
CAD (-)	3.6522	3.6924	3.3232	2.9539
USD (+)	4.8413	4.9962	5.4958	5.9954
USD (-)	4.8413	4.9962	4.4966	3.9970

The effects on the profit and loss, considering scenarios 1 and 2 are shown below:

		12/31/2023
		Probable
	Notional	scenario(*)	Scenario 1	Scenario 2
Total Canadian dollar-denominated (+)	(6,914)	75	697	1,215
Total Canadian dollar-denominated (-)	(6,914)	75	(685)	(1,634)
Total U.S dollar-denominated (+)	(94,376)	2,926	11,240	18,168
Total U.S dollar-denominated (-)	(94,376)	2,926	(7,235)	(19,937)

(*) Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil, at March 31, 2024.

Changes in Directors and Management

At the beginning of August, Caio Araujo became the new CFO of Sigma. Mr. Araujo joined Sigma on June 26, 2023, as Chief Controls Officer and then replaced the former CFO. Mr. Araujo has 33 years of experience in finance and controlling, having built his career in auditing and consulting in global capital markets, accounting and controlling of a multi-segment company acting in the steel, iron ore, cement, energy and logistics industries. Before joining Sigma, Mr. Araujo was Controlling and Treasury Director of a telecommunications company. Mr. Araujo has bachelor degrees in accounting and business administration and has an MBA in Production Engineering from Escola Politecnica of the University of Sao Paulo (USP) and an MBA in Corporate Finance and Investment Banking from Foundation Institute of Administration (FIA).

Matthew DeYoe joined the Company as Executive Vice President for Corporate Affairs and Strategic Development on October 26, 2023, based in the United States. Prior this, Mr. Deyoe was the leading coverage research director for lithium and chemical companies over the past four years for Bank of America and has also held positions on the buy-side at hedge funds where he specialized in chemical, lithium, and energy investments. Mr. Deyoe holds a Bachelor of Science degree in Business Administration from Georgetown University and is a CFA charterholder.

Brian Talbot resigned as COO on September 30, 2023, on account of health reasons. Reinaldo Brandao, head of Mining, Keith Prentice, head of Processing, and Iran Zan, head of Geology & Regional Institutional Relations, were promoted to be the Co-General Managers, leading the operations on site.

QUALIFIED PERSON

Mr. Marc-Antoine Laporte, P.Geo, Mr. Homero Delboni Jr, B.E., M.Eng.Sc., Ph.D., Mr. Jarrett Quinn, P.Eng., Mr. Porfirio Cabaleiro Rodriguez, Meng. and Mr. William van Breugel, P.Eng are the “qualified person” under National Instrument 43-101 (“NI 43-101”) who reviewed and approved the technical information disclosed in this MD&A.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military conflict in Ukraine.

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

•

General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts).

•	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates.
•

Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations.

•	Demand for lithium, including that such demand is supported by growth in the EV market.
•	Estimates of, and changes to, the market prices for lithium.
•	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry.
•	The Company’s market position and financial and operating performance.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves.
•	Anticipated timing and results of exploration, development and construction activities.
•	Reliability of technical data.
•

The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues.

•	The Company’s ability to obtain financing on satisfactory terms to develop the its projects, if required.
•	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals.
•	The timing and outcome of regulatory and permitting matters.
•	The exploration, development, construction and operational costs.
•	The accuracy of budget, construction and operations estimates for the Company.
•	Successful negotiation of definitive commercial agreements.
•	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this MD&A is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

•	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve.
•

The market for EVs and other large format batteries remains an emerging technology in a number of markets. No assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to expand lithium operations.

•	Changes in technology or other developments could result in preferences for substitute products.
•	New production of lithium hydroxide or lithium carbonate or spodumene concentrate from current or new competitors in the lithium markets could adversely affect prices.
•	The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•

Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations.

•

Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

•	Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition.
•

The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities.

•

The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations.

•	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations.
•	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved.
•	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control.
•

Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects.

•	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights.
•	The Company is subject to strong competition in Brazil and in the global mining industry.
•

The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations.

•

The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit.

•	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations.
•	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition.
•

Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions.

•	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise.
•	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties.
•	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects.
•

The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price.

•

The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company's indebtedness, or maintain its debt covenants.

•

The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future.

•	Western governmental actions in respect of critical minerals may affect the Company's business.
•

The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.

•	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future.
•

The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts.

•

If the Company does not implement and maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC. Accordingly, inappropriately designed or ineffective controls could result in inaccurate financial reporting.

•	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.
•

Failure to retain key officers, consultants and employees or to attract and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

•	The Company is subject to currency fluctuation risks.
•	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business financial condition and prospects.
•	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest.
•

The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE & TWELVE MONTHS ENDED DECEMBER 31, 2023

(Expressed in thousands of Canadian dollars, except per share amounts or unless stated otherwise)

•

If securities or analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline.

•	The Company will have broad discretion over the use of the net proceeds from offerings of its securities.
•	There is no guarantee that the Common Shares will earn any positive return in the short term or long term.
•

The Company has a major shareholder which owns 43.3% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares.

•

As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgments obtained in the United States.

•

The Company is governed by the Canada Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws.

•	The Company is subject to risks associated with its information technology systems and cyber-security.
•	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including this MD&A and the Annual Information Form, which are available on SEDAR at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATES

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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